1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated January 10, 2019

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Announcement on 2018/12/11 :	Board resolution approving donation to related parties for 2019
99.02	Announcement on 2018/12/11 :	The Board approved the appointment of senior management
99.03	Announcement on 2019/01/02	Explanation about the report of Commercial Times on Chunghwa Telecom constructing a commercial building in Nankang
99.04	Announcement on 2019/01/02	Chunghwa Telecom to hold conference call for the fourth quarter 2018 results
99.05	Announcement on 2019/01/10 :	Chunghwa Telecom announces its operating results for December 2018
99.06	Announcement on 2019/01/10 :	December 2018 sales

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2018

Chunghwa Telecom Co., Ltd.

By:	/s/Shui-Yi Kuo
Name:	Shui-Yi Kuo
Title: Chief Financial Officer

EXHIBIT 99.01

Board resolution approving donation to related parties for 2019

Date of events: 2018/12/11

Contents:

1.Date of occurrence of the event:2018/12/11

2.The reason for the donation:To promote philanthropy events

3.The total amount of the donation:Donating to Chunghwa Telecom Foundation NT$57.7 million and the government agencies NT$11.90 million, totally NT$69.60 million.

4.Counterparty to the donation:Chunghwa Telecom Foundation, government agencies (Tourism Bureau of Ministry of Transportation and Communications, National Taiwan University, and National Taiwan University of Science and Technology.)

5.Relationship to the Company:

(A) Chunghwa Telecom Foundation: Established by Chunghwa Telecom's endowment

(B) The Government agencies: Philanthropy events promoting partners

6.Name and resume of the independentdirector that expressed objection or reservation:None

7.Contents of the objection or reservation:None

8.Any other matters that need to be specified:None

EXHIBIT 99.02

The Board approved the appointment of senior management

Date of events: 2018/12/11

Contents:

1.Date of occurrence of the event: 2018/12/11

2.Company name: Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter ”head office” or  ”subsidiaries”):head office

4.Reciprocal shareholding ratios: None

5.Cause of occurrence: The 8th Meeting of the 15th Term Board of Directors approved the appointment of the management as follows:

Hsiu-Gu Huang, President of Enterprise Business Group, will retire on January 1 2019 and will be discharged from the position concurrently.

Li-Show Wu, Chairman of Honghwa International Co., Ltd., will succeed the position of President of Enterprise Business Group on the same day.

6.Countermeasures: None

7.Any other matters that need to be specified: None

EXHIBIT 99.03

Explanation about the report of Commercial Times on Chunghwa Telecom constructing a commercial building in Nankang

Date of events: 2019/01/02

Contents:

1.Date of occurrence of the event:2019/01/02

2.Company name:Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter ”head office” or ”subsidiaries”):head office

4.Reciprocal shareholding ratios:N/A

5.Name of the reporting media:Commercial Times

6.Content of the report: Chunghwa Telecom will construct a commercial building in Nankang, Taipei.

7.Cause of occurrence:Explanation about the news report

8.Countermeasures:none

9.Any other matters that need to be specified:The Nankang telecommunication facility (with the commercial building )is under planning, and the company will make official announcement in accordance with regulations if there is any further information.

EXHIBIT 99.04

Chunghwa Telecom to hold conference call for the fourth quarter 2018 results

Date of events: 2019/01/02

Contents:

1.Date of the investor conference: 2019/01/30

2.Time of the investor conference: 15:00 (Taipei time)

3.Location of the investor conference: Teleconference

4.Brief information disclosed in the investor conference:Please refer to https://www.cht.com.tw/chtir at 14:30 on January 30, 2019Taipei time.

5.The presentation of the investor conference release:Please refer to http://mops.twse.com.tw/

6.Will the presentation be released in the Company’s website:Presentation will be released on https://www.cht.com.tw/chtir

7.Any other matters that need to be specified:Teleconference will be held during 15:00-16:00 Taipei time

EXHIBIT 99.05

Chunghwa Telecom announces its operating results for December 2018

Date of events: 2019/01/10

Contents:

1.Date of occurrence of the event:2019/01/10

2.Company name:Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter ”head office” or ”subsidiaries”):head office

4.Reciprocal shareholding ratios:N/A

5.Cause of occurrence:

Chunghwa Telecom announced its total revenue for 2018 was NT$215.46 billion, a 5.3% decrease year-over-year. Operating income was NT$43.63 billion, a 6.6% decrease year-over-year. Income before tax was NT$44.97 billion, a 6.3% decrease year-over-year. Net income attributable to stockholders of the parent company was NT$35.52 billion, an 8.6% decrease year-over-year. Accumulated EPS was NT$4.58, below the guidance.

The consolidated revenue for December 2018 was NT$19.45 billion, an 11.1% decrease year-over-year. Operating costs and expenses were NT$16.42 billion, a 13.4% decrease year-over-year. Operating income was NT$3.23 billion, a 13.2% increase year-over-year. Income before tax was NT$ 3.38 billion, an 8.4% increase year-over-year. Net income attributable to stockholders of the parent company was NT$2.86 billion, a 16.1% increase year-over-year. EPS was NT$0.37.

Consolidated revenue for December decreased year over year mainly due to the decrease of voice revenue resulted from continuing VoIP substitution and the decline of mobile service revenue owing to market competition, as well as the decrease of mobile sales revenue and ICT project revenue, which offset the increase of Internet VAS revenue and MOD revenue. However, operating costs and expenses decreased as a result of the lower cost of goods sold, maintenance expenses and interconnection expenses, which led to the increase of operating income. Net income attributable to stockholders of the parent company increased year over year as well.

6.Countermeasures:None

7.Any other matters that need to be specified:None

EXHIBIT 99.06

Chunghwa Telecom

January 1, 2019

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of December 2018.

1) Sales volume (NT$ Thousand)

Period	Items	2018	2017	Changes	%
Dec.	Net sales	19,450,349	21,887,862	(-)2,437,513	(-)11.14%
Jan.-Dec.	Net sales	215,458,991	227,514,183	(-)12,055,192	(-)5.30%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	300,000	2,843,210

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	192,734
	Fair Value	-897
	The amount of unrealized gain(loss) recognized this year	-803

Settled Position	Total amount of contract	962,192
	The amount of realized gain(loss) recognized this year	-7,662

a-2 Non-trading purpose (that meets the criteria for hedge accounting,)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	171,797
	Fair Value	1,069
	The amount of unrealized gain(loss) recognized this year	1,919

Settled Position	Total amount of contract	1,031,878
	The amount of realized gain(loss) recognized this year	-4,030

b Trading purpose : None